MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio)	Six Months Ended June 30, 2016

Net earnings before taxes	$268,927

Fixed Charges:
Interest expense	24,412
Amortization of debt expense	2,533
Rent expense (One-Fourth of all rentals, reasonable approximation of the interest factor)	260
Total fixed charges	27,205

Net earnings and fixed charges	$296,132

Ratio of Earnings to Fixed Charges	10.9